Exhibit 3.8

STATE of DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE of FORMATION

FIRST
Name

The name of the limited liability company is:

EQV Resources LLC

SECOND
Registered Agent

The address of its registered office in the State of Delaware is
8 The Green, Suite B in the City of Dover. Zip code 19901.

The name of its registered agent at such address is
Northwest Registered Agent Service, Inc.

third

Duration

The duration of the limited liability company shall be perpetual.

FOURTH
Purpose

The purpose for which the company is organized is to conduct any and all lawful business for which Limited Liability Companies can be organized pursuant to Delaware statute.

In Witness Whereof, the undersigned have executed this Certificate of Formation this 5th day of May, 2023.

By:	/s/ Nat Smith
Authorized Person

Name:	Nat Smith